Exhibit 99.2

illumin Holdings Inc.

(formerly AcuityAds Holdings Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Dated August 9, 2023

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.illumin.com

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results, financial position, and cash flows of illumin Holdings Inc. (“illumin” or the “Company”) as at and for the three and six months ended June 30, 2023. In this MD&A, “this quarter”, “the quarter”, or “second quarter” refer to the three months ended June 30, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at June 30, 2022, as applicable, unless otherwise indicated. This analysis should be read in conjunction with illumin’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023, and related notes (the “Condensed Interim Consolidated Financial Statements”) thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All dollar amounts are presented in Canadian dollars unless otherwise indicated and are unaudited. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information (please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as at August 9, 2023.

NON-IFRS FINANCIAL MEASURES

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA”.

The term “Net Revenue” or Gross Profit refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and accordingly, the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue Margin” or Gross Margin refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs (income), impairment loss, fair value gains, income taxes, foreign exchange gains and losses, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses, and executive transition expenses. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

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illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform and illumin’s programmatic marketing platform (the “Programmatic Marketing Platform”), and the continuing competitiveness and strategy relating to the Company’s service offerings, such as its Programmatic Marketing Platform (as described herein) and the illumin platform. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. Many risks, uncertainties and other factors could cause the actual results of illumin to differ materially from the results, performance, achievements, or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements.

Any financial outlook or future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

2

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties contained elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in the “Risk Factors” section of this MD&A and under the “Risk Factors” section of the most recent Annual Information Form and included or discussed in the Company’s other periodic filings, such as previous MD&A, which are available under the Company’s profile on SEDAR+ at www.sedarplus.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

illumin is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. illumin’s Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by patented solutions for analytics-led video and mobile targeting that leverages data. illumin empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. illumin is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses. illumin’s technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis.

illumin's Programmatic Marketing Platform allows advertisers to manage their purchasing of online display advertising in real-time using programmatic ad buying, a method of buying online display advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. illumin purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators.

The illuminTM software enables creation of consumer journeys with custom messages tied to propensity-scored audience, increasing efficiency and return on advertising investments. illumin is an advertising automation technology that offers planning, media buying and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin has had excellent traction and experienced rapid growth since its launch and now accounts for a significant portion of the Company’s total revenue. For the three and six months ended June 30, 2023, revenue derived from illumin was $23,565 and $40,292 compared to $10,244 and $18,107 of revenue in the comparable 2022 period.

This represents continued growth in the illumin platform as we reach the target customer base and realize on our significant growth potential.

3

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

RESULTS OF OPERATIONS

Significant developments during the three and six months ended June 30, 2023, and to the date of this report

On May 16, 2022, illumin commenced a normal course issuer bid ("NCIB") for its common shares, which was open for one year, or until May 15, 2023. In connection with the NCIB, the Company established an Automatic Share Purchase Plan (“ASPP”) to facilitate the purchase of shares during times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions. For the three and six months ended June 30, 2023, the Company purchased 701,114 common shares pursuant to the ASPP and its NCIB, which expired on May 15, 2023. Over the duration of the NCIB, the Company acquired and cancelled 5,404,894 shares at an average price of $2.96.

On March 10, 2023, the California Department of Financial Protection and Innovation (“DFPI”) announced that it had taken possession of Silicon Valley Bank (“SVB”), the Company’s main banking partner at the time, citing inadequate liquidity and insolvency of SVB. The DFPI appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver of SVB. Since then, the Company has successfully moved the vast majority of the Company’s cash and banking operations to Schedule 1 Canadian banks, where it was on deposit as at the date of this report.

On April 17, 2023, the Company changed both of its Toronto Stock Exchange and Nasdaq Capital Market trading symbols from “AT” to “ILLM” and “ATY” to “ILLM”, respectively.

On May 31, 2023, the Company repaid the outstanding term loan in full including all outstanding interest.

On June 14, 2023, the Company changed its name from AcuityAds Holdings Inc. to illumin Holdings Inc.

On July 26, 2023, the Company announced the launch of a substantial issuer bid (the “Offer”) to purchase for cancellation up to 15,810,276 of its common shares for an aggregate purchase price not to exceed $40,000. The Offer commenced on July 27, 2023 and will expire at 5:00 p.m. (Eastern Time) on August 30, 2023, unless extended or withdrawn. The Offer is being made by way of a “Dutch auction”, allowing shareholders who choose to participate in the Offer to individually select the price, within a price range of not less than $2.53 per share and not more than $2.65 per share (in increments of $0.01 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $40,000. illumin intends to fund any purchases of shares pursuant to the Offer from cash on hand. As the company cannot be certain of the number of shares that will be tendered, the impact to earnings per share cannot be reliably determined. A complete description of the terms and conditions of the Offer will be contained in the offer to purchase, the issuer bid circular, and related documents. Further information is available under the Company’s SEDAR+ profile at www.sedarplus.com and on the Securities and Exchange Commission at www.sec.gov.

Also on July 26, 203, the Company announced that it had re-evaluated the continued benefits and costs of its listing on Nasdaq and has concluded that it was appropriate to delist from Nasdaq as soon as practical following the expiry of the Offer. The reasons for this decision include the relatively high insurance, accounting, legal and compliance costs that are associated with a continued U.S. stock exchange listing, and the fact that the Company has not attracted a significant number of long-term U.S. institutional shareholders through its Nasdaq listing. It is also relevant that the Company does not have any plans to raise additional capital, which a U.S. listing could facilitate, in the short to medium-term. While this decision to delist from Nasdaq is not conditional on the making or the success of the Offer, the Offer provides U.S. shareholders with an opportunity for liquidity at a premium well in advance of such delisting from Nasdaq. In the event that the Company delists from Nasdaq, the Company’s shares will continue to trade on the Toronto Stock Exchange.

4

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Factors Affecting the Company’s Performance

We believe that the growth and success of the Company in the future depends on factors including, but not limited to, those described below.

Economic factors

Economic conditions may affect the Company’s results of operations and predictability of future income. Demand and supply are both driven by movements in the end consumer market, which may be affected by factors such as high inflation, recessionary fear and geopolitical instability. These conditions may reduce the spending committed by our existing and potential customers on marketing campaigns, and a less observable impact of our product (such as conversion rate) as received by the end consumers. Therefore, we foresee a less predictable period in the foreseeable future, where the Company’s revenue and other results may fluctuate, as we lack the visibility as to how customers may react to the economic factors discussed above.

Seasonality

Seasonality and cyclicality of the retail sales business may affect the Company’s revenue and operating results. Typically, retail advertisers concentrate spending in the fourth quarter during holiday seasons. However, some advertisers, such as those in the entertainment industry, may concentrate advertising spending outside of the fourth quarter to coincide with the launch and display of contents or programs. As a result of these factors, one quarter’s operating results do not necessarily indicate future quarters’ operating results.

Foreign Currency

A large portion of the Company’s revenue is earned in U.S. dollars from customers based in the U.S. Our results of operations are converted into our functional currency, Canadian dollars, using the average foreign exchange rates for the Condensed Interim Consolidated Statement of Comprehensive Income (Loss) and the spot rate for the Condensed Interim Consolidated Statement of Financial Position for each period presented. Given the material magnitude of our revenue earned in U.S. dollars, our operating results may be adversely impacted by an increase in the value of the Canadian dollar in relation to the U.S. dollar.

5

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Results for the three and six months ended June 30, 2023 and 2022

The following table provides selected financial information from the Condensed Interim Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2023 and 2022:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022 (As restated)[3]	2023	2022 (As restated)[3]
Revenue	$33,190	$28,260	$59,685	$52,081
By line of service:
Managed services	20,127	18,148	37,076	33,913
Self-service	13,063	10,112	22,609	18,168
By geography:
U.S.	27,530	18,057	44,831	34,060
Canada	3,066	5,639	5,792	9,460
Other	2,594	4,564	9,062	8,561
Gross Profit (Net Revenue) [1]	15,881	14,663	28,358	26,582
Adjusted EBITDA[1]	21	1,496	(1,257)	1,669
Loss from operations	(3,304)	(1,793)	(7,457)	(4,156)
Net income (loss)	(5,608)	1,164	(9,170)	(3,089)
Net income (loss) per share (basic and diluted) [2]	(0.10)	0.02	(0.16)	(0.05)
(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 701,137 (2022 – 735,634) common shares were outstanding as at June 30, 2023. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the periods ended June 30, 2023 and 2022 because their inclusion would have been anti-dilutive.
(3)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended June 30, 2023 and 2022

Revenue for the quarter was $33,190, an increase of $4,930, or 17%, from the same prior year period. The Company’s managed service revenue for the quarter was $20,127, an increase of $1,979, or 11%, from the same prior year period. The Company’s self-service revenue for the quarter was $13,063, an increase of $2,951, or 29%, from the same prior year period. The increase in total revenue for the quarter was primarily a result of higher spend by existing clients that, because of a short learning curve, have gained traction on our illumin platform resulting in organic growth.

Revenue generated in the United States for the quarter was $27,530, an increase of $9,473, or 52%, from the same prior year period. Revenue generated in Canada for the quarter was $3,066, a decrease of $2,573, or 46%, from the same prior year period. Revenue from other geographies for the quarter was $2,594, a decrease of $1,970, or 43%.

Adjusted EBITDA for the quarter was $21, a decrease of $1,475 from the same prior year period and was primarily attributable to higher operating expenses and lower margin revenue. This increase in operating expenses was mostly derived from growth in strategic investments started in 2022 that are now fully impacting our 2023 results. Net loss for the quarter was $5,608, an increase of $6,772, primarily as a result of foreign exchange due to a weakened US dollar compared to the prior year, an increase in operating costs, and lower margin revenue.

6

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Six months ended June 30, 2023 and 2022

Revenue for the period was $59,685, an increase of $7,604, or 15% from the same prior year period. The Company’s managed service revenue for the period was $37,076, an increase of $3,163, or 9%, from the same prior year period. The Company’s self-service revenue for the period was $22,609, an increase of $4,441, or 24%, from the same prior year period. The increase in total revenue for the period was primarily a result of higher spend by existing clients that, because of a short learning curve, have gained traction on our illumin platform resulting in organic growth.

Revenue generated in the United States for the period was $44,831, an increase of $10,771, or 32%, from the same prior year period. Revenue generated in Canada for the period was $5,792, a decrease of $3,668, or 39% from the same prior year period. Revenue from Other geographies for the period was $9,062, an increase of $501, or 6%.

Adjusted EBITDA for the period was $(1,257), a decrease of $2,926 from the same prior year period and was primarily attributable to higher operating expenses. This increase in operating expenses was mostly derived from growth in strategic investments started in 2022 that are now fully impacting our 2023 results. Net loss for the period was $9,170, an increase of $6,081, primarily as a result of an increase in operating costs and foreign exchange due to a weakened US dollar compared to the prior year period.

Net Revenue

The following table sets out a reconciliation of Net Revenue (Gross Profit) to Revenue for each of the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Revenue	$33,190	$28,260	$59,685	$52,081
Media costs	17,309	13,597	31,327	25,499
Net Revenue	15,881	14,663	28,358	26,582
Net Revenue Margin	47.8%	51.9%	47.5%	51.0%

Three months ended June 30, 2023 and 2022

Media costs are comprised of advertising impressions that the Company purchases from real-time advertising exchanges or through other third parties. Media costs were $17,309 for the quarter compared to $13,597 for the same prior year period, for an increase of $3,712, or 27%. This increase in media costs was attributable to the increased revenue during the period partly due to the increased self-service revenue, which has lower margins than managed. Net Revenue Margin was 47.9% for the quarter compared to 51.9% for the same prior year period. This drop in Net Revenue Margin was largely due to increased Self-serve revenue and an increase in revenue in the Other geographic category, which has lower margins.

Six months ended June 30, 2023 and 2022

Media costs are comprised of advertising impressions that the Company purchases from real-time advertising exchanges or through other third parties. Media costs were $31,327 for the period compared to $25,499 for the same prior year period, for an increase of $5,828, or 23%. This increase in media costs was attributable to the increased revenue during the period partly due to the increased self-service revenue, which has lower margins than managed. Net Revenue Margin was 47.5% for the quarter compared to 51.0% for the same prior year period. This drop in Net Revenue Margin was largely due to increased Self-serve revenue and an increase in revenue in the Other geographic category, which has lower margins.

7

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Reconciliation of Net income (loss) to Adjusted EBITDA for the three and six months ended June 30, 2023 and 2022

The following table presents a reconciliation of Net income (loss) to Adjusted EBITDA for the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022 (As restated)[1]	2023	2022 (As restated)[1]
Net income (loss) for the period	$(5,608)	$1,164	$(9,170)	$(3,089)
Adjustments:
Finance costs (income)	(265)	125	(982)	271
Foreign exchange loss (gain)	2,403	(3,183)	2,459	(1,392)
Depreciation and amortization	1,449	1,198	2,939	2,402
Income tax expense	166	101	236	54
Share-based compensation	1,671	1,822	3,013	3,062
Severance expenses	205	269	248	282
Other expenses	-	-	-	79
Total adjustments	5,629	332	7,913	4,758
Adjusted EBITDA	$21	$1,496	$(1,257)	$1,669
(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended June 30, 2023 and 2022

Adjusted EBITDA for the three months ended June 30, 2023 was $21 compared to $1,496 for the same prior year period. The year-over-year decrease of $1,475 was primarily attributable to higher operating expenses as discussed under the operating expenses section.

Six months ended June 30, 2023 and 2022

Adjusted EBITDA for the six months ended June 30, 2023 was $(1,257) compared to $1,669 for the same prior year period. The year-over-year decrease of $2,926 was primarily attributable to higher operating expenses as discussed under the operating expenses section.

8

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and six months ended June 30, 2023 and 2022:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022 (As restated)[1]	2023	2022 (As restated)[1]
Sales and marketing	$6,591	$5,453	$12,687	$10,842
Technology	5,514	4,223	10,465	7,521
General and administrative	3,960	3,760	6,711	6,911
Share-based compensation	1,671	1,822	3,013	3,062
Depreciation and amortization	1,449	1,198	2,939	2,402
Finance costs (income)	(265)	125	(982)	271
Foreign exchange loss (gain)	2,403	(3,183)	2,459	(1,392)
(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

The Company’s strategic growth has led to fluctuating overall operating results due to higher expenditures in sales and marketing and research and development from quarter to quarter and increases in employee headcount.

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services. The costs include all salary and benefit costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses for the sales, marketing, and account management teams. Sales and marketing expenses for the quarter were $6,591, an increase of $1,138, or 21%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased salaries and benefits costs, consulting, and marketing spend. Sales and marketing expenses represented 20% of revenue for the quarter, compared to 19% in the prior year period.

Sales and marketing expenses for the six month period were $12,687, an increase of $1,845, or 17%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased salaries and benefits costs, consulting, and marketing spend. Sales and marketing expenses represented 21% of revenue for the six month period, compared to 21% in the prior year period.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs are comprised of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the quarter were $5,514, an increase of $1,291, or 31%, compared to the same period of the prior year. Excluding capitalized salaries, technology expenses for the quarter increased by $2,002 compared to the same period from the prior year and represented 22% of revenue compared to 18% for the same period of the prior year. The year-over-year increase was primarily related to an increase in the size of the team and the average employee compensation, as well as increases in data hosting costs that were largely due to macroeconomic factors in Europe.

9

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

During the quarter, the Company capitalized $1,622 of salary costs that related to revenue generating technology compared to $910 for the same prior year period.

Technology expenses for the six month period were $10,465, an increase of $2,944, or 39%, compared to the same period of the prior year. Excluding capitalized salaries, technology expenses for the six month period increased by $4,034 compared to the same period from the prior year and represented 22% of revenue compared to 18% for the same period of the prior year. The year-over-year increase was primarily related to an increase in the size of the team and the average employee compensation, as well as increases in data hosting costs that were largely due to macroeconomic factors in Europe.

During the six month period, the Company capitalized $2,824 of salary costs that related to revenue generating technology compared to $1,734 for the same prior year period.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the quarter were $3,960, an increase of $200, or 5%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased professional fees, higher average salaries and headcount, and higher travel and entertainment costs. General and administrative expenses for the quarter represented 12% of revenue compared to 13% for the same period of the prior year.

General and administrative expenses for the six month period were $6,711, a decrease of $200, or 3%, compared to the same period of the prior year. The year-over-year decrease was primarily related to decreased insurance and professional fees, as well as a focus on cost reduction in non-strategic areas of the Company, which have been reallocated to key areas in the business, such as Technology and Marketing. General and administrative expenses for the six month period represented 11% of revenue compared to 13% for the same period of the prior year.

Share-based compensation

Share-based compensation expense for the quarter was $1,671, a decrease of $151, or 8%, compared to the same period of the prior year. This decrease in share-based compensation expense was related to fully vested grants that are no longer expensed as compared to the prior year period.

Share-based compensation expense for the six month period was $3,013, a decrease of $49, or 2%, compared to the same period of the prior year. This decrease in share-based compensation expense was related to fully vested grants that are no longer expensed as compared to the prior year period.

Depreciation and amortization

Depreciation and amortization expense for the quarter was $1,449, an increase of $251, or 21%, compared to the same period of the prior year. The year-over-year increase was attributable to the increase in intangible and fixed asset balances.

10

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Depreciation and amortization expense for the six month period was $2,939, an increase of $537, or 22%, compared to the same period of the prior year. The year-over-year increase was attributable to the increase in intangible and fixed asset balances.

Finance costs (income)

Finance costs (income) for the quarter were $(265), a decrease of $390, compared to the same period of the prior year. The decrease in finance costs (income) was primarily due to the interest income earned during the period.

Finance costs (income) for the six month period were $(982), a decrease of $1,253 compared to the same period of the prior year. The change in finance costs (income) was primarily due to the interest income earned during the period as a result of higher interest rates.

Foreign exchange loss (gain)

Foreign exchange loss (gain) consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar, and the Euro. The Company recorded a net foreign exchange loss of $2,403 for the quarter compared to a gain of $3,183 for the same prior year period. The foreign exchange loss was a result of a decrease in the U.S. dollar balance held by the Company relative to the prior quarter and a weaker US dollar.

The Company recorded a net foreign exchange loss of $2,459 for the six month period compared to a gain of $1,392 for the same prior year period. The foreign exchange loss was a result of a decrease in the U.S. dollar balance held by the Company relative to the prior period and a weaker US dollar.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

Summary of Quarterly Results

The following table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The quarterly information has been prepared in accordance with IFRS.

Quarter Ended
	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022[1]	Jun 30, 2022[1]	Mar 31, 2022[1]	Dec 31, 2021[1]	Sep 30, 2021[1]
Revenue	$33,190	$26,496	$40,010	$28,947	$28,260	$23,821	$36,802	$27,485
Net income (loss)	(5,608)	(3,562)	(818)	3,153	1,164	(4,250)	2,645	3,624
Net income (loss) per share	($0.10)	($0.06)	($0.01)	$0.05	$0.02	($0.07)	$0.04	$0.06
Weighted average number of shares outstanding	56,929,238	56,811,532	56,903,951	57,524,111	59,414,313	60,886,379	60,720,142	60,609,370
(1)	These quarters have been restated. See “Restatement of previously issued financial statements” disclosure in this MD&A.

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illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$65,667	$85,941
Working capital(1)	80,777	90,232
Total assets	123,311	141,647
Current liabilities	24,233	33,502
Other non-current liabilities	3,662	5,019
Shareholders’ equity	95,416	103,126

(1) Working capital is defined as current assets less current liabilities.

As at June 30, 2023, the Company had cash and cash equivalents of $65,667 compared to $85,941 as at December 31, 2022 for a decrease of $20,274, or 24%. This decrease was largely attributable to a combination of net loan repayments, lease payments, share repurchases, investments in our platform, and negative cash from operations primarily due to higher operating costs and losses on foreign exchange due to a weakened US dollar.

Cash flows used in operations were $8,123 during the six months ended June 30, 2023, compared to a generation of $28 during the same prior year period. The decrease of $8,151 was primarily due to the change in the non-cash working capital largely due to increased payments, coupled with the slowing of collections, and a large insurance prepayment, and negative cash used in operations.

Cash flows used in investing activities were $3,245 during the six months ended June 30, 2023, compared to $1,875 during the same prior year period. The increase was primarily due to an increase in investments in our platform (intangible assets) and property and equipment compared to the same prior year period.

Cash flows used in financing activities were $7,709 during the six months ended June 30, 2023, compared to $9,341 during the same prior year period. The slight increase was primarily due to repayment of the term debt, mostly offset by lower share repurchases made under the NCIB.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity. The Company currently has sufficient operating capital to meet its day-to-day operating expenses.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for capital expenditures and working capital needs. The Company uses its operating cash flows and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR+ at www.sedarplus.com

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illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2022 to June 30, 2023 are as follows:

Number of Common Shares
Balance as at December 31, 2022	56,808,921
Shares issued – Options exercised	-
Shares issued – DSUs exercised	31,666
Shares issued – RSUs exercised	46,158
Repurchase of shares for cancellation under NCIB	(701,114)
Balance as at June 30, 2023	56,185,631

Preference Shares

While the Company is authorized to issue an unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at June 30, 2023, the Company was entitled to issue a maximum of 8,427,845 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

13

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	June 30, 2023		June 30, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding – January 1	704,469	$1.60	1,094,001	$1.90
Granted	-	-	-	-
Forfeited or cancelled	(15,000)	1.55	(97,500)	4.56
Exercised	-	-	(190,866)	1.54

Options outstanding – June 30	689,469	1.60	805,635	1.66

Options exercisable – June 30	689,469	1.60	735,634	1.68

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	June 30, 2023		June 30, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding – January 1	23,334	$2.09	23,334	$2.09
Forfeited or cancelled	(3,333)	2.09	-	-

Options outstanding – June 30	20,001	2.09	23,334	2.09

Options exercisable – June 30	11,668	2.09	-	-

Deferred Share Units

During the three and six months ended June 30, 2023, the Company issued nil and nil DSUs to employees, officers, directors, and consultants of the Company as compared to nil and 110,136 during the prior year period.

During the three and six months ended June 30, 2023, 27,500 and 31,666 DSUs were exercised as compared to 80,768 and 163,504 during the prior year period. As at June 30, 2023, the Company had 631,232 DSUs outstanding.

14

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Restricted Share Units

During the three and six months ended June 30, 2023, the Company issued 330,822 and 1,503,090 RSUs, to employees, officers, directors, and consultants of the Company as compared to 189,739 and 1,570,159 during the prior year period.

During the three and six months ended June 30, 2023, 34,656 and 46,158 RSUs, were exercised as compared to 230,539 and 282,851 during the prior year period. As at June 30, 2023, the Company had 5,584,586 RSUs outstanding.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative consolidated financial statements, as applicable. The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended June 30, 2022:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022
	As Reported	As Restated	As Reported	As Restated

Share-based compensation expense	$2,075	$1,822	$3,554	$3,062
Operating expenses	16,709	16,456	31,230	30,738
Loss from operations	(2,046)	1,793	4,647	4,156
Net income (loss) before income taxes	1,012	1,265	(3,526)	(3,035)
Net income (loss) for the period	911	1,164	(3,580)	(3,089)
Basic and diluted net income (loss) per share	0.02	0.02	(0.06)	(0.05)
Comprehensive income (loss) for the period	911	1,164	(3,814)	(2,855)

The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as at June 30, 2022:

	As Reported	As Restated

Common shares	$121,614	$124,417
Contributed surplus	9,750	4,995
Deficit	(25,627)	(23,677)

15

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	June 30, 2023

	Carrying Amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$21,478	$21,478	$21,478	$-	$-
International loans	324	324	213	111	-
Term loans	-	-	-	-	-
Lease obligations	5,016	5,894	2,525	1,902	1,467

	26,818	27,696	24,216	2,013	1,467

	December 31, 2022

	Carrying Amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$26,545	$26,545	$26,545	$-	$-
International loans	432	432	241	191	-
Term loans	3,791	3,963	3,963	-	-
Lease obligations	6,650	7,113	2,882	3,092	1,139

	37,418	38,053	33,631	3,283	1,139

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the three and six months ended June 30, 2023, there were no transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. illumin bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Material accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR+ at www.sedarplus.com.

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illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the six months ended June 30, 2023, the Company has adopted new accounting policies as disclosed in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements. The application of those amendments and interpretations had no significant impact on the Company’s consolidated financial position or results of operations.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer (collectively the “Certifying Officers”), is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). DC&P have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Management, including the Certifying Officers evaluated the effectiveness of the Company’s DC&P and have concluded that, because of the material weakness in the Company’s ICFR described below, the Company’s DC&P were not effective as of June 30, 2023.

Management, under the supervision of the Certifying Officers, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” (“ICFR”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(f) of the Exchange Act. Management, including the Certifying Officers, have assessed the effectiveness of the Company’s ICFR in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Certifying Officers, have determined that the Company’s ICFR was not effective as of June 30, 2023.

As of June 30, 2023, management, including the Certifying Officers, determined a material weakness existed in the Company’s ICFR in the design and implementation of the oversight processes related to the appropriate calculation of share-based compensation expense and the subsequent classification of exercised options between Share Capital and Contributed Surplus. The expense error overstated the 2021 expense, which led to a restatement of the 2021 Consolidated Statement of Comprehensive Income (Loss) and a further adjustment for the year ended December 31, 2022. The improper classification within Shareholders’ Equity resulted in an overstatement of Contributed Surplus and an understatement of Share Capital. Management determined that there was a deficiency in the adequacy of the review of the process as well as having individuals with the requisite technical accounting knowledge preparing the journal entries.

A material weakness is a deficiency, or combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis. As a result of the material weakness determination, management has begun to take steps to remediate the material weakness including the hiring of an individual with the requisite technical accounting knowledge. Management is taking further steps to correct the amortization calculation with the system vendor to the appropriate method and adopted a review methodology that reconciles system outputs back to source data as part of the period-end financial reporting process.

17

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)
Management’s Discussion and Analysis for the three and six months ended June 30, 2023
(In thousands of Canadian dollars, except share amounts)

Management has concluded that, except as otherwise described above, there were no changes to the Company's ICFR for the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

OUTSTANDING SHARE DATA

As at August 9, 2023, 56,185,631 common shares and no preference shares were issued and outstanding. In addition, as at August 9, 2023, there were 706,136 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $2.09 per share. As at August 9, 2023, there were 631,232 DSUs outstanding and 5,549,276 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

illumin is exposed to a variety of business risks, financial and accounting risks, and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2022, which is available under the Company’s profile on SEDAR+ at www.sedarplus.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR+ at www.sedarplus.com. The Company’s common shares are listed on the TSX under the symbol “ILLM” (formally “AT) and the Nasdaq under the symbol “ILLM” (formally “ATY”).

18